SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

October 4, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two ordinary shares.  No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 0977B107

1	Names of Reporting Persons Fosun International Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,000,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 6.37%*

12	Type of Reporting Person (See Instructions) CO

*    This percentage is calculated based on 31,402,346 ordinary shares of Bona Film Group Limited outstanding as of September 30, 2013 (not including outstanding options exercisable for ordinary shares), as represented by Mr. Dong Yu and Skillgreat Limited in that certain Share Purchase Agreement dated as of September 30, 2013, by and among Mr. Dong Yu, Skillgreat Limited and Orrick Investments Limited.

Schedule 13G

CUSIP No. 0977B107

1	Names of Reporting Persons Fosun Financial Holdings Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,000,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 6.37%*

12	Type of Reporting Person (See Instructions) CO

*    This percentage is calculated based on 31,402,346 ordinary shares of Bona Film Group Limited outstanding as of September 30, 2013 (not including outstanding options exercisable for ordinary shares), as represented by Mr. Dong Yu and Skillgreat Limited in that certain Share Purchase Agreement dated as of September 30, 2013, by and among Mr. Dong Yu, Skillgreat Limited and Orrick Investments Limited.

Schedule 13G

CUSIP No. 0977B107

1	Names of Reporting Persons Orrick Investments Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,000,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 6.37%*

12	Type of Reporting Person (See Instructions) CO

*    This percentage is calculated based on 31,402,346 ordinary shares of Bona Film Group Limited outstanding as of September 30, 2013 (not including outstanding options exercisable for ordinary shares), as represented by Mr. Dong Yu and Skillgreat Limited in that certain Share Purchase Agreement dated as of September 30, 2013, by and among Mr. Dong Yu, Skillgreat Limited and Orrick Investments Limited.

Item 1.
	(a)	Name of Issuer: Bona Film Group Limited (“Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 11/F Guan Hu Garden 3, 105 Yao Jia Yuan Road, Chaoyang District, Beijing 100025, People’s Republic of China.

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is filed by Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong, Fosun Financial Holdings Limited (“Fosun Financial Holdings”), a company organized under the laws of Hong Kong, and Orrick Investments Limited (“Orrick Investments,” and together with Fosun International and Fosun Financial Holdings, the “Reporting Persons”), a company organized under the laws of the British Virgin Islands.

Orrick Investments directly holds the 2,000,000 Ordinary Shares being reported in this Schedule 13G.  Orrick Investments Limited is a wholly-owned subsidiary of Fosun Financial Holdings, which in turn is a wholly-owned subsidiary of Fosun International.

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

The address of the principal business office of Fosun Financial Holdings is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

The address of the registered office of Orrick Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

	(c)	Citizenship: See Item 2(a).
(d)

Title of Class of Securities:
Ordinary shares, par value US$0.0005 per share (“Ordinary Shares”), of Issuer. Each Ordinary Share is represented by two American depositary shares (“ADSs”) of the Issuer, which ADSs are listed on The NASDAQ Global Select Market under the symbol “BONA.”

	(e)	CUSIP Number: 09777B107. This CUSIP applies to the ADSs. No CUSIP has been assigned to the Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

(a)       See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Ordinary Shares that are beneficially owned by each Reporting Person.

(b)       See Item 11 of the cover pages to this Schedule 13G for the percentage of Ordinary Shares that are beneficially owned by each Reporting Person.

(c)        See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Ordinary Shares that are beneficially owned by each Reporting Person as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Item 2(a).

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2013

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director

FOSUN FINANCIAL HOLDINGS LIMITED

By:	/s/ Guo Guangchang
Guo Guangchang
Director

ORRICK INVESTMENTS LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director